CONCORDE FUNDS, INC.
1000 Three Lincoln Centre
5430 LBJ Freeway LB3
Dallas, Texas 75240-2650
January 26, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Concorde Funds, Inc. (the “Company”)
File Nos.: 033-17423 and 811-05339

Dear Ms. Stirling:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on January 8, 2010 regarding the Company’s Post-Effective Amendment (“PEA”) No. 26 to its Registration Statement on Form N-1A.  PEA No. 26 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on November 20, 2009 for the purpose of conforming the Company’s Prospectus for its sole series, the Concorde Value Fund, (the “Fund”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

The Company will file PEA No. 27 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate the Staff’s comments regarding PEA No. 26 and file updated exhibits to the Registration Statement.

In connection with this response to the Staff’s comments, the Company, on behalf of the Funds, hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2.
The Company acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff of the SEC’s comments have been reproduced in bold typeface immediately followed by the Company’s responses.

Comments to the Prospectus

1.
On the Cover Page, the letter from the Fund’s President should be deleted.  However, the middle paragraph of the President’s letter could be retained as it is consistent with the Instruction to Item 1(a) of Form N-1A.

The Company responds by deleting the President’s letter.

2.	The SEC notes that, if desired, the Shareholder Fees section of the “Fees and Expenses” table could be deleted.

The Company responds that it will not be revising the “Fees and Expenses” table.

3.
In the section entitled “Summary Section – Principal Investment Strategies,” the first sentence of the first paragraph should be revised to remove the reference to the Fund attempting to “reduce risk.”  In addition, the first paragraph should provide additional disclosure about the capitalization range of target companies in which the Fund invest.

The Company responds by revising the first sentence in its entirety as shown below:

“The FUND invests mainly (80% or more) in undervalued domestic stocks of any size.”

4.	Please delete the last sentence of the section entitled “Summary Section – Principal Investment Strategies,” as the Staff believes this sentence does not describe the Fund’s investment strategy.

The Company will make the requested change.

5.
In the section entitled “Summary Section – Principal Risks,” two of the risk factors discuss the risks of investing in call and put options and foreign currency risk.  If these are principal risks of the Fund then the “Principal Investment Strategies” section should be revised to provide expanded disclosure about these strategies.  Otherwise, these risk factors should be deleted.

The Company will make the requested change and delete the two risk factors.

6.	In the section entitled “Summary Section – Performance,” please delete the reference to the narrowly based index at the end of the first sentence.

The Company will make the requested change.

7.	In the “Average Annual Total Returns” table, please add parenthetically to the Russell 3000 Value Index that it reflects no deduction for fees, expenses or taxes.

The Company will make the requested change.

8.
The text of footnote 1 to the “Average Annual Total Returns” table should be placed adjacent to the table, rather than presented in footnote form.  In addition, if the return after taxes on distributions and sale of fund shares is higher than the other return figures then the third and fourth sentences of the footnote should remain.  Otherwise, the third and fourth sentences should be deleted

The Company has removed the footnote and presented the “after tax returns” information textually in a paragraph following the “Average Annual Total Returns” table, and will adjust the text as needed.

9.	Please revise the “Purchase and Sale of Fund Shares” section by deleting the last two sentences of the first paragraph and the second, third, fourth, and fifth sentences of the second paragraph.

The Company responds by revising the section in its entirety as shown below:

“You may purchase or redeem Fund shares on any business day by written request via mail (Concorde Funds, Inc., c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701), by wire transfer, by telephone at 1-800-294-1699, or through a financial intermediary.  Transactions will only occur on days the New York Stock Exchange (the “NYSE”) is open.  Investors who wish to purchase or redeem FUND shares through a financial intermediary should contact the financial intermediary directly for information relative to the purchase or sale of FUND shares.  The minimum initial investment amount for all new accounts is $500.  The subsequent investment amount for existing accounts is $100 for shares purchased by mail and $500 for shares purchased by wire.”

10.
In the section entitled “More Information about the Fund’s Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Main Goal,” please revise the second sentence to state the number of days notice that shareholders would receive prior to a change in the Fund’s investment objective.

The Fund responds by revising this sentence to read as follows:

“The FUND may change its investment objective without obtaining shareholder approval, but the FUND will notify shareholders at least 60 days in advance of the change.”

11.
In the second full paragraph of the section entitled “More Information about the Fund’s Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Investment Strategies,” please amplify the disclosure concerning the reasons why companies may be undervalued since only one reason is given.

The Company responds by revising the second sentence as shown below:

“The most common reasons are that the company is not followed by many stock analysts, the industry in which the company operates is out of favor with investors, or the company is making changes that have yet to show up in its financial performance.”

12.
In the second full paragraph of the section entitled “More Information about the Fund’s Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Investment Strategies,” please delete the third sentence of the second paragraph since this appears to be a prediction rather than a description of the investment strategy.

The Company will make the requested change.

13.
In the section entitled “More Information about the Fund’s Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Main Investment Risks,” please consider whether a market timing risk factor is warranted given that the Fund does not have a redemption fee in place.

The Company will delete the market timing risk factor.

*     *     *     *     *     *
If you have any additional questions or require further information, please contact Richard Teigen of Foley & Lardner LLP at 414-297-5660 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

Concorde Funds, Inc.

 /s/ Gary B. Wood, Ph.D
Gary B. Wood, Ph.D
President

cc:           Richard Teigen, Foley & Lardner LLP
Edward Paz, U.S. Bancorp Fund Services, LLC